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SE 19006368

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MAR 01 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVB SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Howard Street
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Cheong (408) 654-7358
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

One Montgomery Street, Ste 1700	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

(SEC Identification No. 51582)

Financial Statements and Supplementary Information

December 31, 2018

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document

OATH OR AFFIRMATION

I, AMY CHEONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVB SECURITIES, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See attached

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2019, by
Date *Month* *Year*

(1) Amy Cheong

(and (2)____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JANET FURTADO
Comm. No. 2173102
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 21, 2020
ABP1

Signature ________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________________ **Document Date:** ________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ________________

SVB SECURITIES
(A Wholly-Owned Subsidiary of Silicon Valley Bank)

Table of Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
SVB Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SVB Securities (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I - Computation of Net Capital under Rule 15c3-1, Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Schedule III - Information Relating to Possession or Control Requirements under Rule 15c3-3 (collectively referred to as the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

San Francisco, CA
February 26, 2019

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Financial Condition

December 31, 2018

Assets

Cash due from banks	$	1,016,810
Other short-term investment securities		2,956,438
Cash and cash equivalents		3,973,248
Receivable from affiliate, net		377,743
Other assets		3,625
Total assets	$	4,354,616

Liabilities and Stockholder's Equity

Liabilities:		
Deferred tax liabilities, net		19,159
Accounts payable and accrued liabilities		97,258
Total liabilities		116,417
Stockholder's equity:		
Common stock, no par value. 100,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		2,427,435
Retained earnings		1,810,764
Total stockholder's equity		4,238,199
Total liabilities and stockholder's equity	$	4,354,616

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Operations

Year ended December 31, 2018

Revenues:			
	Strategic Advisory services fees		$ 70,000
	Interest income		47,905
		Total revenues	117,905
Expenses:			
	Compensation and benefits		1,033,488
	Net occupancy		195,311
	Professional services		144,510
	Business development and travel		76,023
	SEC and regulatory filing fees		31,355
	Data processing		29,809
	Other expenses		32,102
		Total expenses	1,542,598
		Loss before income tax benefit	(1,424,693)
Income tax benefit			(399,749)
		Net loss $	(1,024,944)

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2018

	Common stock		Additional	Retained	Stockholder's
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance as of December 31, 2017	100	$ -	$ 2,427,435	$ 2,835,708	$ 5,263,143
Net loss	-	-	-	(1,024,944)	(1,024,944)
Balance as of December 31, 2018	100	$ -	$ 2,427,435	$ 1,810,764	$ 4,238,199

See accompanying notes to financial statements.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)

Statement of Cash Flows

Year ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(1,024,944)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in deferred tax liabilities, net		(21,984)
Changes in operating assets and liabilities:		
Decrease in accounts payable and other liabilities		(68,365)
Decrease in accounts receivable		20,000
Decrease in restricted cash and other assets		16,101
Decrease in receivable from affiliates, net		686,440
Net cash used by operating activities		(392,752)
Cash and cash equivalents, beginning of year		4,366,000
Cash and cash equivalents, end of year	$	3,973,248

See accompanying notes to financial statements.

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Notes to Financial Statements

December 31, 2018

(1) Organization and Summary of Significant Accounting Policies

SVB Securities (the "Company") is a wholly owned subsidiary of Silicon Valley Bank (the "Bank"), which is a wholly owned subsidiary of SVB Financial Group (the "Parent"). The Company is incorporated in the state of California. The Company provides merger and acquisition advisory services including landscaping, deal sourcing, benchmarking, and structuring services and general transaction support for clients.

The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is subject to the regulations pertaining to the Act. The Company, a member of the Financial Industry Regulatory Authority, is licensed in 49 states and the District of Columbia. The Company is subject to various governmental rules and regulations including Net Capital Rule set forth in Rule 15c3-1 of the Act.

(a) Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates may change as new information is obtained.

(b) Basis of Accounting

The Company prepares its financial statements in conformity with GAAP.

(c) Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the date the servies are completed) or the contract is cancelled.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial.

The Company also recognizes interest income on its interest-earning cash equivalents as it is earned.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash balances due from banks and money market mutual funds. The Company considers cash equivalents to be investments that are readily convertible to known amounts of cash, so near to their maturity that they present an insignificant risk of change in fair value due to changes in market interest rates, and are purchased in conjunction with the Company's cash management activities.

Money market mutual funds are open-ended mutual funds that invest in short-term debt securities whose objective is to provide a return for investors while maintaining a stable net asset value ("NAV") of $1.00 per share. Because of the stable NAV and the nature of securities that money market funds invest in, they are typically viewed as cash equivalents. The Company currently employs money market mutual funds that invest exclusively in securities that are backed by the full faith and credit of the U.S. Government and repurchase agreements collateralized by such securities.

(e) ***Accounts Receivable and Allowance for Doubtful Accounts***

Accounts receivable are recorded at the invoiced amount and do not earn interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews the allowance for doubtful accounts quarterly. Each receivable over 90 days is individually reviewed for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company has not charged off any receivables in 2018 and there is no balance in the allowance for doubtful accounts as of December 31, 2018.

(f) ***Premises and Equipment***

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. The maximum estimated useful lives by asset classification are as follows:

Leasehold improvements	Lesser of lease term or asset life
Furniture and equipment	7 years
Computer software	3 - 7 years
Computer hardware	3 - 5 years

The Company capitalizes the costs of computer software developed or obtained for internal use, including costs related to developed software, purchased software licenses and certain implementation costs. For property and equipment that is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in other expenses in the statements of operations. As of December 31, 2018, all premises and equipment have been fully depreciated and amortized.

(g) ***Fair Value of Financial Instruments***

The carrying value of the Company's financial instruments approximates fair value due to the short-term nature of the instruments.

(h) Income Taxes

The Company's results are included in the consolidated federal income tax return and certain other combined state returns of the Parent and subsidiaries. The Company records income taxes as if the Company were to file a separate tax return on a modified stand-alone basis for federal and state income tax purposes. The Company is subject to a tax-sharing agreement that requires the Company to pay its federal and state tax liability periodically. The tax-sharing agreement provides for settlement of the tax liability accounts through the use of intercompany accounts. Amounts for the current year are based upon estimates and assumptions as of December 31, 2018 and could vary from amounts shown on the tax returns, when filed.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Federal and state income tax provisions are based upon taxes payable for the current year as well as current year changes in deferred taxes related to temporary differences between the tax basis and financial statement balances of assets and liabilities. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company has adopted the recognition requirements for uncertain income tax positions as required by FASB ASC 740, *Income Taxes*. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more-likely-than-not be sustained upon examination by taxing authorities. The Company has analyzed the tax positions taken in its filings with the Internal Revenue Service and state jurisdictions where it operates. The Company believes that its income tax filing positions taken in the returns represent highly certain positions and are supported by clear and unambiguous tax laws for which the benefit will be sustained upon audit. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2018.

(2) Recent Accounting Pronouncment

In May 2014, the FASB issued a new accounting standard update (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), which provides revenue recognition guidance that is intended to create greater consistency with respect to how and when revenue from contracts with customers is shown in the income statement. The guidance requires that revenue from contracts with customers be recognized when transfer of control over goods or services is passed to customers in the amount of consideration expected to be received. Subsequent Accounting Standard Updates have been issued clarifying the original pronouncement (ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20). The new standard and amendments were effective January 1, 2018, either on a full retrospective approach or a modified

retrospective approach. The Company adopted the revenue standard accordingly during 2018, and the modified retrospective transition approach was used for contracts which were not completed as of January 1, 2018. There were no material changes to the timing or the amounts of revenue recognition which would require an adjustment to opening retained earnings as of January 1, 2018.

(3) Other Short-Term Investment Securities

As of December 31, 2018, other short-term investment securities included $2,956,438 of money market mutual funds. Average balance of money market mutual funds in 2018 was $2,928,110.

(4) Income Taxes

On December 22, 2017, H.R.1, known as the "Tax Cuts and Jobs Act," was signed into law. The TCJ Act amends the Internal Revenue Code to, among other things, reduce tax rates, and make changes to credits and deductions for individuals and businesses. For businesses, the TCJ Act permanently lowers the corporate tax rate to 21% from the existing maximum rate of 35%, effective for tax years including or commencing January 1, 2018. As a result of the reduction of the corporate tax rate to 21%, U.S. generally accepted accounting principles require companies to re-value their deferred tax assets and liabilities as of the date of enactment, with resulting tax effects accounted for in the reporting period of enactment. The Company has properly re-valued its deferred tax assets and liabilities upon the enactment of TCJ Act in 2017.

There were no unrecognized tax benefits at December 31, 2018. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of operating expenses. There were no interest and penalties related to unrecognized tax benefits at December 31, 2018.

Total income tax benefit for the year ended December 31, 2018 consists of the following:

Current:		
Federal	$	(251,862)
State		(125,903)
		(377,765)
Deferred:		
Federal		(21,944)
State		(40)
		(21,984)
Total income tax benefit	$	(399,749)

The reconciliation between the Company's effective tax rate on loss from continuing operations and the statutory rate is as follows:

Income tax benefit at federal statutory rate	$	(299,186)
State tax benefit, net of federal income tax expense		(99,495)
Other		(1,068)
Total income tax benefit	$	(399,749)

The deferred tax liabilities, net, as of December 31, 2018 consist of the following:

Deferred tax assets:		
Premises and equipment depreciation	$	3,288
Accrued Liabilities		4,852
Deferred tax liabilities:		
State income taxes		(26,284)
Prepaid Expenses		(1,015)
Deferred tax liabilities, net	$	(19,159)

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2018.

(5) Related-Party Transactions

The Company is a party to an expense sharing agreement with affiliates in the Parent's consolidated group. The agreement requires that certain direct and indirect expenses be allocated to and from the Company and net settled on a monthly basis. Direct expenses relate to salary costs that are based on a percentage of Bank and affiliates employee time dedicated to Company activities. Indirect expenses include an overhead burden, which mainly includes compensation and benefits, professional services, premises and equipment and other operating expenses, based on an overhead rate.

The Company reimbursed the Bank and its affiliates $1,347,918 for expenses paid by the Bank and it's affiliates on the Company's behalf for the year ended December 31, 2018. These expenses are included in the statement of operations and were a combination of direct and indirect costs.

The expense reimbursed to Bank and affiliates are included in the statement of operations as follows:

	Expense reimbursed to Bank and affiliates
Compensation and benefits	$ 1,029,067
Net occupancy	195,311
Business development and travel	73,422
Professional services	23,081
Other expenses	27,037
	$ 1,347,918

At December 31, 2018, the Company had a payable of $22 to the Bank and its affiliates related to these expenses.

At December 31, 2018, the Company also had receivables from the Parent of $377,765 related to taxes receivable (see note 1(h)) and other expenses and reimbursements.

The Company maintains noninterest-earning cash accounts with the Bank, which totaled $1,016,810 as of December 31, 2018.

(6) Employee Compensation and Benefit Plans

Employees of the Company are eligible to participate in the following plans sponsored by the Parent: (i) Incentive Compensation Plan; (ii) 401(k) and Employee Stock Ownership Plan; (vi) Equity Incentive Plan; and (vii) Employee Stock Purchase Plan. There were no direct employees employed by the Company during the year 2018, therefore, there were no direct compensation and benefits expense for the year ended December 31, 2018. The Compensation and Benefits expense included in the statement of operations reprensents expense allocated from(to) the Bank and affiliates as part of the expense sharing agreement with affiliates in the Parent's consolidated group.

(7) Commitments and Contingencies

(a) Legal Matters

The Company may be subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management is not aware of any such pending or threatened litigation as of December 31, 2018.

(b) Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that

the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1 of $2,909,442 which was $2,902,958 in excess of its required net capital of $6,484. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 as of December 31, 2018.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(i) of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

The Company did not receive any capital contributions in cash from the Bank or the Parent in 2018.

(8) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered.into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk.

(b) Credit Risk

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(9) Subsequent Events

The Company has evaluated all material subsequent events through February 26, 2019 and determined there are no events that require disclosure.

SVB SECURITIES
(A Wholly Owned Subsidiary of Silicon Valley Bank)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
Year ended December 31, 2018

Net capital:		
Total stockholder's equity	$	4,238,199
Less nonallowable assets		1,269,628
Less haircuts on securities		59,129
Net capital		2,909,442
Aggregate indebtedness		97,258
Computation of basic net capital requirement:		
Net capital required – greater of $5,000 or 6.6667% of aggregate indebtedness		6,484
Net capital in excess of requirements	$	2,902,958
Ratio of aggregate indebtedness to net capital		3%

There were differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2018. Therefore, reconciliation of the two computations is as follows:

		As reported in SVB Securities Part II Form X-17a-5	Difference			As reported herein
Total stockholder's equity	$	4,204,697	33,502	(A)	$	4,238,199
Nonallowable assets		1,258,131	11,497	(A)		1,269,628
Haircuts on securities		59,129	-			59,129
Net capital		2,887,437	22,005			2,909,442
Aggregate indebtedness		97,279	(21)	(A)		97,258
Net capital required		6,485	(1)	(A)		6,484
Net capital in excess of requirements	$	2,880,952	22,006		$	2,902,958
Ratio of aggregate indebtedness to net capital		3%				3%

Noted:

(A) The primary reason for the difference in total stockholder's equity, nonallowable assets and aggregate indebtedness relates to the adjustment booked for income tax benefits and a reclass for the intercompany payable and intercompany receivable netting.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

A computation for determination of reserve requirements is not applicable to SVB Securities because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(i)

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule III

SVB SECURITIES

(A Wholly Owned Subsidiary of Silicon Valley Bank)

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2018

Information relating to possession or control requirements is not applicable to SVB Securities because the Company qualifies for an exemption under Rule 15c3-3(k)(2)(i)

See accompanying Report of Independent Registered Public Accounting Firm.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
SVB Securities

We have reviewed management's statements, included in the accompanying SVB Securities Exemption Report (the "Exemption Report"), in which (1) SVB Securities (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

San Francisco, CA
February 26, 2019

SVB SECURITIES EXEMPTION REPORT

SVB Securities (CRD #46902)(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Comission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R Section 240.15c3-3(k)(2)(i) for 2018.

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

SVB SECURITIES

I, Amy Cheong, affirm that to my knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer

February 26, 2019

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
SVB Securities

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by SVB Securities (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

San Francisco, CA
February 26, 2019

SIPC-7

(36-REV 12/18)

C R ES E COR O
Wash C 20090-2185
202 3

SIPC-7

(36-REV 12/18)

Read carefully instructions in your Working Copy before this Form

mber Examining Authority Act fiscal year ending month
purpose of the audit requirement SEC Rule

14*14*********2840*******************MIXED AADC 220
61582 FINRA DEC
SVB SECURITIES A NON-BANK
505 HOWARD ST 3RD FL
SAN FRANCISCO, CA 94105-3204

shown on the mailing label requires correction, please any corrections to form@sipc.org and so indicate on the form filed

contact this form

KARA HACKENBURG
3034103412

106

Less payment made with SIPC-6 filed 115

JULY 26, 2018
Date Paid

Less prior overpayment applied

9

essment balance or overpayment <97

on ist to 20%

due for <97

G PAYMENT

H. 9

idiaries (S) predecessors (P) in 934 Act registration number

The SIPC is person by thereby that all information contained herein is correct and complete

SVB SECURITIES

HEAD OF BUSINESS RISK & COMPLIANCE

31 JANUARY, 19

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

ns

D

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No. | Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 117905

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation ________

(5) Net gain from securities in investment accounts. 47723

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act) ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

____ ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $________

Enter the greater of line (i) or (ii) ________

Total deductions 47723

2d SIPC Net Operating Revenues $ 70182

2e. General Assessment @ .0015 $ 106

(to page 1, line 2.A.)